UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”), shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File nos. 333-274762, 333-276538 and 333-288824) and Form S-8 (File Nos. 333-287017, 333-279019, 333-271552 and 333-267956) of Prenetics Global Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On September 12, 2025, Prenetics Global Limited (the “Company”) furnished a press release on Form 6-K that reporting the Company’s business and financial updates, as well as the unaudited financial results for the second quarter ended June 30, 2025 (the “Press Release”).

This Amendment No. 1 to Form 6-K is being furnished solely to supplement the original Form 6-K by including the Company’s condensed consolidated financial statements for the six months ended June 30, 2025. Except as described above, this amendment does not amend or update any other information set forth in the original Form 6-K.

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.2	Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: October 21, 2025